Exhibit 99.1

Syneron Issues Preliminary Results for the Third Quarter of 2008 and Schedules Quarterly Earnings Conference Call

Company Maintains Profitability Despite Challenging Market Conditions

YOKNEAM, ISRAEL--(Marketwire - October 20, 2008) - Syneron™ Medical Ltd. (NASDAQ: ELOS) announced today that the Company expects to report third quarter 2008 revenue between $29 - $30 million, compared to $33 million in the third quarter of 2007. Revenue for the first three quarters of 2008 is expected to be in a range of $101 - $102 million, compared to $102.9 million in the first nine months of 2007. Syneron maintained good profitability with gross margins of 76% - 77% and net profit of $3.4 - $3.7 million on a GAAP basis and $4.7 - $5.0 million non-GAAP for the third quarter. Syneron expects to report GAAP earnings per share of $0.11 - $0.13 and a non-GAAP earnings per share of $0.16 - $0.18.

Syneron's balance sheet and cash position remain strong. The Company maintains a cash position (including long-term deposits) of about $220 million and no debt. Shareholders' equity totaled $255 - $256 million as of September 30, 2008.

Syneron will issue its full set of results for the third quarter of 2008 before market opening on November 11, 2008, followed by its third quarter earnings conference call at 8:30am ET. During the conference call, management will review and discuss the results for the quarter, along with its updated outlook for the remainder of the year.

Syneron will be broadcast its conference call live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q3 2008 Results Conference Call." Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-874-1565 in the US, and 719-325-4839 from overseas. The conference passcode is: 5598467.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications for facial applications, including skin rejuvenation, wrinkle reduction, and skin tightening, and for body shaping, where the Company maintains a leadership position with its powerful VelaShape™ platform for circumferential reduction and cellulite treatment, and LipoLite™, Syneron's first device in the market for laser-assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Irvine, Calif., Logistics Support Center in Toronto, Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com

Syneron, the Syneron logo, elos, LipoLite, and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com